UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): December 27, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

On December 27, 2018, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the proposed acquisition of Penn Virginia Corporation, a Virginia corporation ("Penn Virginia") by Denbury Resources Inc., a Delaware corporation (the "Company") pursuant to that certain Agreement and Plan of Merger, dated October 28, 2018 (the "Merger Agreement"). The completion of the transactions contemplated by the Merger Agreement, which is expected in the first quarter of 2019, remains subject to approval by shareholders of Penn Virginia and stockholders of the Company and other customary closing conditions.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the "Transaction") between Penn Virginia and the Company. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, the Company filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 on December 21, 2018, that included a joint proxy statement of the Company and Penn Virginia and a prospectus of the Company. The Transaction will be submitted to the Company's stockholders and Penn Virginia's shareholders for their consideration. The Company and Penn Virginia may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Penn Virginia. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC or any other documents that the Company or Penn Virginia may file with the SEC or send to stockholders of the Company or shareholders of Penn Virginia in connection with the Transaction. **INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PENN VIRGINIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.**

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/ prospectus and all other documents filed or that will be filed with the SEC by the Company or Penn Virginia through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company's website at www.denbury.com or by directing a request to John Mayer, Director of Investor Relations, Denbury Resources Inc., 5320 Legacy Drive, Plano, TX 75024, Tel. No. (972) 673-2000. Copies of documents filed with the SEC by Penn Virginia will be made available free of charge on Penn Virginia's website at www.pennvirginia.com, under the heading "SEC Filings," or by directing a request to Investor Relations, Penn Virginia Corporation, 16285 Park Ten Place, Houston, TX 77084, Suite 500, Tel. No. (713) 722-6500.

Participants in Solicitation

The Company, Penn Virginia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding the Company's directors and executive officers is contained in the proxy statement for the Company's 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC's website at www.sec.gov or by accessing the Company's website at www.denbury.com. Information regarding Penn Virginia's executive officers and directors is contained in the proxy statement for Penn Virginia's 2018 Annual Meeting of Stockholders filed with the SEC on March 28, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC's website at www.sec.gov or by accessing Penn Virginia's website at www.pennvirginia.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "goal," "future," "assume," "forecast," "build," "focus," "work," "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the Transaction or the amendment of the Company's charter or that shareholders of Penn Virginia may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company's common stock or Penn Virginia's common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities from ongoing business operations or cause them to incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company's or Penn Virginia's control, including those detailed in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC's website at www.sec.gov, and those detailed in Penn Virginia's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia's website at www.pennvirginia.com and on the SEC's website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: December 28, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary